UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

September 1, 2004

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900
(Address and phone number of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

30:	Form 20-F	X	Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Pages
1. Recent Developments	3

EXHIBIT 1

Santiago, August 24, 2004

G. G #2004/232

Mr.
Alejandro Ferreiro Y.
Superintendent of Securities and Insurances

RE: Interim dividend distribution

Dear Sirs:

We hereby inform this Superintendence, that in their ordinary session N. 484 held on August 22, 2004, AES Gener's Board of Directors decided unanimously to distribute an interim dividend in pesos equivalent to US$ 19,500,000, with respect to the financial results of 2004, through a distribution of US$ 0.0035 per share, to be paid in pesos, which is its legal currency.

In order to determine the amount in pesos to be distributed, the relevant exchange rate will be the "dolar observado" published on September 9, 2004.

The aforementioned interim dividend will be paid, since September 16 2004 at Sonda BPO S.A.'s offices, located at Eliodoro Yañez Avenue N. 1215, Providencia, Santiago.

The payment of this dividend, as a general rule, will be through a check or due bill issued to the registered owner of the shares, presenting proper identification, at the offices indicated above.

Nevertheless, upon shareholder's request, the dividend may be deposit in their accounts; the due bill may be delivered at any Santander Bank office in Santiago; or , the due bill may be mailed to a previously indicated address, all at the same date indicated for the dividend distribution.

On the other hand, shareholders collecting through a representative require a power granted before a public notary.

Only shareholders registered in the Shareholders Record five days prior to the payment date, which is September 10, 2004, will be entitled to this dividend.

This communication is sent according to Document N. 660 of this Superintendence of Securities and Insurances.

Respectfully yours,

Francisco Javier Castro Crichton
Chief Executive Officer

AES Gener S.A.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	September 1, 2004	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

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